Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

HARVEST PARENT LIMITED,

HARVEST MERGER LIMITED

and

LE GAGA HOLDINGS LIMITED

Dated as of July 30, 2014

i

(continued)

(continued)

(continued)

(continued)

v

AGREEMENT AND PLAN OF MERGER, dated as of July 30, 2014 (this “Agreement”), among Harvest Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Harvest Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent (“Merger Sub”), and Le Gaga Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent, Merger Sub and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the Parent Board and the board of directors of Merger Sub have each (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the Plan of Merger and consummation of the Transactions, including the Merger, and (ii) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement and the Plan of Merger;

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that it is in the best interests of the Company and its shareholders (other than holders of Rollover Shares) to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, the Rollover Shareholders have executed and delivered to Parent and Harvest Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (“Holdco”), a rollover and support agreement, dated as of the date hereof (together with the schedules and exhibits attached thereto, the “Rollover Agreement”), pursuant to which the Rollover Shareholders will, subject to the terms and conditions thereof, (a) contribute the Rollover Shares to Parent immediately prior to the Effective Time, and (b) vote their Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, each of Valuetrue Investments Limited, Grow Grand Limited, certain funds affiliated with SC China Holdings Limited and Yiheng Capital, LLC (each, a “Guarantor”) have executed and delivered to the Company, dated as of the date hereof, a limited guarantee (a “Limited Guarantee”) in favour of the Company pursuant to which each such Guarantor is guaranteeing certain obligations of Parent and Merger Sub under this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01. Certain Defined Terms. For purposes of this Agreement:

“2013 Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2013, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person who has made a proposal satisfying the requirements of Section 7.03(c), which contains terms no less favorable to the Company than those contained in the Confidentiality Agreement.

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“Affiliate” means, in relation to any party, any entity controlling, controlled by or under common control with, that party, whether directly or indirectly through one or more third parties, including any fund or other similar investment vehicle of which the investment manager is an entity controlling, controlled by or under common control with that party or the investment manager of that party where the party is a fund or other similar investment vehicle.

“AML Filing” means the filing on concentration of undertakings resulting from the Transactions submitted to MOFCOM in accordance with Sections 25 and 26 of the Anti-Monopoly Law of the PRC.

“beneficially owned”, with respect to any Shares, means having “beneficial ownership” of such Shares as determined pursuant to Rule 13d-3 of the Exchange Act.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands, Hong Kong or the PRC.

“Buyer Group Contracts” means the Rollover Agreement, the Limited Guarantees, the Equity Commitment Letter, the Interim Investors Agreement and any other Contracts relating to the Transactions between or among any Buyer Group Parties, including all amendments thereto or modifications thereof.

“Buyer Group Parties” means Parent, Merger Sub, the Rollover Shareholders and their respective Affiliates (excluding the Company and its Subsidiaries).

“Company Board” means the board of directors of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company Material Adverse Effect” means any fact, event, circumstance, development, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, developments, changes, conditions, occurrence and effects, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that the following shall not be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) changes affecting the economy or financial markets generally in the PRC; (ii) changes in IFRS or any interpretation thereof after the date hereof; (iii) changes that are the result of factors generally affecting the principal industries in which the Company and its Subsidiaries operate; (iv) force majeure events or acts of God; (v) any shareholder litigation relating to this Agreement; (vi) any decline in the market price, or change in trading volume, of the Shares or ADSs (it being understood that the underlying cause of such change in share price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (vii) the failure by the Company to meet any projections, forecasts or budgets (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (viii) any event disclosed to Parent or its Affiliates in the Company Disclosure Schedule; (ix) compliance by the Company and its Subsidiaries with the terms of this Agreement; (x) any change resulting or arising from any actions taken by, or at the request of, Parent or its Affiliates after the date hereof and on or before the Closing Date that relate to, or affect, the business of the Company or its Subsidiaries; or (xi) the execution of this Agreement or the public announcement of this Agreement (including the identity of Parent, Merger Sub or any of their respective Affiliates) or the consummation of the Transactions, including any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the public announcement of any of the foregoing; provided, that facts, events, circumstances, developments, changes, conditions, occurrences or effects set forth in clauses (i), (iii) and (iv) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or is reasonably likely to occur if and to the extent such facts, events, circumstances, developments, changes, conditions, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries or geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Company Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority.

“Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Company Shareholder Approval” means the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, at the Company Shareholders’ Meeting by the Required Company Vote.

“Company Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Competing Transaction” means any transaction or series of related transactions (other than the Merger or an offer or proposal by an Affiliate of Parent) that constitute, or may reasonably be expected to lead to (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries; (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 15% of the Company’s consolidated assets, or to which more than 15% of the revenue or earnings of the Company on a consolidated basis are attributable; (c) any sale, exchange, transfer or other disposition of more than 15% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any Person becoming the beneficial owner of more than 15% of any class of equity securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company; or (e) any combination of the foregoing.

“Consortium Members” shall mean the Founder Parties, the Sponsor and Sequoia.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Encumbrances” means mortgages, pledges, liens, security interests, encumbrances, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any options, rights of first refusal or rights of first offer.

“End Date” means the January 30, 2015.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” means all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates, including the Special Committee) actually incurred or accrued by a party hereto or its Affiliates, including the Special Committee, or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under anti-trust, anti-monopoly law or other similar regulations and all other matters related to the closing of the Merger and the other Transactions. For the avoidance of doubt, the Expenses of Parent or Merger Sub shall include all fees and expenses actually incurred or accrued by Parent or Merger Sub in connection with the Financing and the Alternative Financing.

“Founder Parties” means Ms. Chiu, Mr. Ma, Valuetrue Investments and Grow Grand.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Grow Grand” means Grow Grand Limited, a British Virgin Islands company wholly-owned by Mr. Ma.

“Hazardous Substances” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“IFRS” means International Financial Reporting Standards in effect from time to time applied consistently throughout the periods involved.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all obligations of such Person for the deferred purchase of property or services; (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with IFRS, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person, and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all (a) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs; (b) Trademarks; (c) works of authorship and copyrights, and moral rights, design rights and database rights therein and thereto; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) rights of privacy and publicity; (f) registrations, applications, renewals and extensions for any of the foregoing in clauses (a)-(e); and (g) any and all other proprietary rights.

“Interim Investors Agreement” means the interim investors agreement dated as of the date hereof and entered into by and among the Consortium Members.

“Intervening Event” means a material fact, event, condition, occurrence or development relating to the Company or its Subsidiaries’ business, assets and operations that was not known by the Company Board on the date of this Agreement (or if known, the materiality of which was not known by the Company Board on the date of this Agreement), which fact, event, condition, occurrence or development becomes known to or by the Company Board prior to the receipt of the Company Shareholder Approval; provided, that in no event shall the receipt, announcement, existence or terms of any Competing Transaction or Superior Proposal constitute an Intervening Event.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge, after reasonable inquiry, of Auke Cnossen, Hang Chen and Wen Li Ma.

“Knowledge of Parent” or “Parent’s Knowledge” or “Known to Parent” means the actual knowledge, after reasonable inquiry, of any director, employee or officer of Parent, Merger Sub, any Consortium Member or their respective Affiliates or any Rollover Shareholder who is an employee or director of the Company.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Merger Consideration” means the aggregate amount of the Per Share Merger Consideration and the Per ADS Merger Consideration payable in connection with the Merger pursuant to this Agreement.

“MOFCOM” means the Ministry of Commerce of the PRC.

“Mr. Ma” means Mr. Shing Yung Ma.

“Ms. Chiu” means Ms. Na Lai Chiu.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Owned Intellectual Property” means all Intellectual Property owned by, or under obligation of assignment to, the Company or any of its Subsidiaries.

“Owned Real Property” means all real property and interests in real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent Board” means the board of directors of Parent.

“Parent Ordinary Shares” means the ordinary shares, par value US$0.0001 per share, of Parent.

“Parent Termination Fee” means an amount in cash equal to US$3,500,000.

“Permitted Encumbrances” means: (i) Encumbrances for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Encumbrances imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Encumbrances securing indebtedness or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date hereof; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of the real properties in the business of the Company and its Subsidiaries, taken as a whole; and (x) any other Encumbrances that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Rollover Shares” means the Shares set forth in the Rollover Agreement.

“Rollover Shareholders” means each Person who is a party to the Rollover Agreement (other than Parent and Holdco) and each Person who enters into an Additional Rollover Agreement with Parent and Holdco pursuant to Section 3.01(f).

“RMB” means renmenbi, the lawful currency of the PRC.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005 and which became effective as of November 1, 2005 and any implementation, successor rule or regulation related thereto under PRC Law.

“SAFE Circular 78” means the Operation Rules on the Foreign Exchange Administration on the Participation by Domestic Individuals in the Employee Stock Ownership Plans, Stock Option Plans of Offshore Listed Companies issued by SAFE on March 28, 2007 and which became effective as of March 28, 2007.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sequoia” means SC China Holdings Limited, a Cayman Islands company, on behalf of funds managed and/or advised by it and its and their Affiliates.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each of its Subsidiaries.

“Solvent” means, when used with respect to any Person, that, on a consolidated basis as of any date of determination, (i) the amount of the present fair saleable value of the assets of such Person will, as of such date, exceed the amount of all Indebtedness of such Person, as of such date, as such amounts are determined in accordance with applicable Law governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the Indebtedness of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (iv) such Person will be able to pay its debts as they mature. For purposes of this definition, (A) “debt” means liability on a “claim”, and (B) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. The amount of Indebtedness at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured Indebtedness.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means an unsolicited written bona fide offer or proposal made by a third party with respect to a Competing Transaction that the Company Board reasonably determines, in its good faith judgment and in consultation with its financial advisor of internationally recognized reputation and outside legal counsel, and taking into account all legal, financial and regulatory aspects of such offer or proposal (including the likelihood and timing of the consummation thereof based upon, among other things, the availability of financing and the expectation of obtaining required approvals and consents) and any changes to the terms of this Agreement committed by Parent in writing in response to such offer or proposal or otherwise, (a) is on terms and conditions that are more favorable, including from a financial point of view, to the shareholders of the

Company (other than holders of Rollover Shares) than the Merger, (b) that the conditions to the consummation of which are all reasonably capable of being satisfied without undue delay, and (c) for which financing, to the extent required, is then committed or, in the judgment of the Company Board, is reasonably likely to be available. For purposes of the definition of “Superior Proposal”, each reference to “15%” in the definition of “Competing Transaction” shall be replaced with “50%”.

“Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; and (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means an amount in cash equal to US$1,500,000.

“Trademarks” means trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Valuetrue Investments” means Valuetrue Investments Limited, a British Virgin Islands company wholly-owned by Ms. Chiu.

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of the Company Incentive Plans.

Section 1.02. Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition
7.03 Notice	Section 7.03(a)
Additional Rollover Agreements	Section 3.01(f)
Additional Rollover Shares	Section 3.01(f)

Defined Term	Location of Definition
ADS	Section 3.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.03(a)
Alternative Facility Agreement	Section 7.15(a)
Alternative Financing	Section 7.15(a)
Articles of Association	Section 2.05
Bankruptcy and Equity Exception	Section 4.04(a)
Cayman Companies Law	Section 2.01
Change in the Company Recommendation	Section 7.03(a)
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company Affiliate	Section 4.06(a)
Company Incentive Plans	Section 3.03(a)
Company Intellectual Property	Section 4.14(a)
Company Options	Section 3.03(a)
Company Real Property	Section 4.13(c)
Company SEC Reports	Section 4.07(a)
Damages	Section 7.05(b)
Debt Financing	Section 5.08
Deposit Agreement	Section 3.02(i)
Depositary	Section 3.02(i)
Dispute	Section 10.07(b)
Dissenting Shares	Section 3.01(b)
Dissenting Shareholders	Section 3.01(b)
Effective Time	Section 2.03
Environmental Law	Section 4.16
Environmental Permits	Section 4.16
Equity Commitment Letter	Section 5.08
Equity Financing	Section 5.08
Exchange Fund	Section 3.02(a)
Excluded Shares	Section 3.01(b)
Facility Agreement	Section 5.08
Financing	Section 5.08
Financing Commitments	Section 5.08
Government Official	Section 4.06(a)
Guarantor	Recitals
Holdco	Recitals
Improvements	Section 4.13(c)
Indemnified Parties	Section 7.05(a)
Leased Real Property	Section 4.13(b)
Lender	Section 5.08
Limited Guarantee	Recitals
Material Contracts	Section 4.17(a)

Defined Term	Location of Definition
Merger	Recitals
Merger Sub	Preamble
Notice Period	Section 7.03(a)
Off-the-Shelf Agreements	Section 4.14(a)
Offshore Bank Designated Account	Section 7.15(c)
Onshore Bank Designated Account	Section 7.15(c)
Owned Real Property	Section 4.13(a)
Onshore Required Balance	Section 7.15(c)
Parent	Preamble
Paying Agent	Section 3.02(a)
Per ADS Merger Consideration	Section 3.01(b)
Per Share Merger Consideration	Section 3.01(b)
Plan of Merger	Section 2.03
Plans	Section 4.11(a)
PRC Subsidiaries	Section 7.15(d)
Proxy Statement	Section 4.05(b)
Real Property Leases	Section 4.13(b)
Record ADS Holders	Section 7.02(b)
Record Date	Section 7.02(b)
Required Company Vote	Section 4.04(c)
Restraint	Section 8.01(b)
Rollover Agreement	Preamble
SAFE	Section 4.06(a)
SAFE Rules and Regulations	Section 4.06(c)
Schedule 13E-3	Section 7.01(a)
Shares	Section 3.01(b)
Share Certificates	Section 3.02(c)
Sponsor	Section 5.08
Surviving Corporation	Section 2.01
Takeover Statute	Section 4.22
Uncertificated Shares	Section 3.02(c)

Section 1.03. Interpretation; Headings. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section, Exhibit, Appendix or Schedule, such reference is to an Article or Section of, or Exhibit, Appendix or Schedule to, this Agreement unless otherwise indicated. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be disjunctive but not exclusive. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”. If the last day for giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns. References herein to any Law shall be deemed to refer to such Law as amended, modified, codified, re-enacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER

Section 2.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The Merger shall have the effects specified in the Cayman Companies Law.

Section 2.02. Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 29/F, Alexandra House, 18 Chater Road, Central, Hong Kong, at 10:00 a.m. (Hong Kong time), on the second Business Day immediately following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) shall be satisfied or waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company (such date being the “Closing Date”).

Section 2.03. Effective Time. On the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) in substantially the form contained in Appendix 1 hereto and the Company shall file the Plan of Merger and such other documents as required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law. The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time as may be specified in the Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

Section 2.04. Effect of the Merger. At the Effective Time, the Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 2.05. Memorandum and Articles of Association. At the Effective Time, the memorandum of association and articles of association of Merger Sub then in effect shall be the memorandum of association and articles of association (the “Articles of Association”) of the Surviving Corporation (except that, at the Effective Time, wherever the name of Merger Sub is stated in the Articles of Association it shall be replaced by the name “Le Gaga Holdings Limited”).

Section 2.06. Directors. The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association.

Section 2.07. Officers. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association.

ARTICLE III

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 3.01. Conversion of Securities. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a) Securities of Merger Sub. Each ordinary share, par value US$0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation.

(b) Merger Consideration. Each ordinary share, par value US$0.01 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing fifty (50) Shares (the “ADSs”) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive US$0.0812 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents fifty (50) Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive US$4.06 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided, that in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. At the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.02(e). For the purposes of this Agreement, “Excluded Shares” means, collectively, (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by each of Parent, its direct and indirect shareholders and their respective Affiliates (including Merger Sub) immediately prior to the Effective Time including, for the avoidance of doubt, each Rollover Share contributed to Parent by the Rollover Shareholders in accordance with the Rollover Agreement and each Additional Rollover Share (if any) contributed to Parent by any Rollover Shareholders in accordance with the Additional Rollover Agreements (if any), and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenter’s rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”).

(c) Certain Adjustments. Notwithstanding any provision of this ARTICLE III, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Shares (including Shares represented by ADSs) and Company Options the same economic effect as contemplated by this Agreement prior to such action.

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if such holder (i) has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable; or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such holder either (a) has been sent to such holder and has been returned undelivered or has not been cashed; or (b) has not been sent to such holder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company or the Depositary; or (iii) notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such holder and has been returned undelivered. Monies due to Dissenting Shareholders and holders of Shares and ADSs who are untraceable shall be returned to the Surviving Corporation on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Shares and ADSs who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

(e) Cancellation of Rollover Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each Rollover Share and each Additional Rollover Share (if any) shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto and the register of members of the Company will be amended accordingly.

(f) Additional Rollover Shares. Prior to the Closing Date and subject to prior notification of the Special Committee, Parent may, from time to time, enter into one or more rollover and support agreements, on substantially the same terms as the Rollover Agreement (the “Additional Rollover Agreements”), pursuant to which the Rollover Shareholders party thereto agree to contribute the number of Shares (the “Additional Rollover Shares”) set forth in such agreements to Parent immediately prior to the Effective Time, subject to the terms and conditions therein.

Section 3.02. Exchange of Share Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Shares and ADSs, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.01(b), Section 3.02(e) and Section 3.03(a) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 3.02(e), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, dissenter’s rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, (i) such Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Shareholder has withdrawn its demand for, or lost its rights to, dissenter’s rights pursuant to Section 238 of the Cayman Companies Law and (y) the Per Share Merger Consideration.

(b) Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that (i) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors

Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and (ii) no such investment or loss thereon shall affect the amounts payable to the former holders of Shares or ADSs pursuant to this Article III. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 3.01(b), Section 3.02(e) and Section 3.03(a) shall be returned to the Surviving Corporation or Parent (as directed by Parent) in accordance with Section 3.02(f). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 3.01(b), Section 3.02(e) and Section 3.03(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 3.01(b), Section 3.02(e) and Section 3.03(a).

(c) Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five Business Days in the case of record holders and (y) three Business Days in the case of the Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver), to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.01(b): (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than Excluded Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(g)), or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(d) Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration paid in respect of the Shares (including Shares represented by ADSs) upon the surrender for exchange of Share Certificates or for Uncertificated Shares in accordance with the terms of this ARTICLE III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for Rollover Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this ARTICLE III.

(e) Dissenter’s Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Law, Dissenting Shares shall be cancelled at the Effective Time and Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration with respect to their Shares and shall instead be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to their Shares; provided, however, that all Shares held by Dissenting Shareholders who shall have failed to exercise or have effectively withdrawn or lost their dissenter’s rights under the Cayman Companies Law shall cease to be Dissenting Shares and shall be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, in the manner provided in Section 3.02(c). The Company shall give Parent (i) prompt notice of any notice of objection, notice of dissent or demands for appraisal, attempted withdrawals of such notices or demands and any other instruments served pursuant to applicable Law that are received by the Company relating to its Dissenting Shareholders’ rights and (ii) the opportunity to direct and/or approve all negotiations and proceedings with respect to any such notice or demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2)

of the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the Cayman Companies Law within two (2) days of obtaining the Company Shareholder Approval at the Company Shareholders’ Meeting.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation. Any holders of Shares and ADSs (other than Rollover Shares or ADSs representing Rollover Shares) who has not theretofore complied with this ARTICLE III shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration and the Per ADS Merger Consideration to which such holder is entitled pursuant to this ARTICLE III.

(g) Lost, Stolen or Destroyed Share Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as an indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a check to such Person in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(h) Withholding Rights. Each of the Surviving Corporation, Parent, the Paying Agent and the Depositary shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the Surviving Corporation, Parent, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, ADSs or Company Options in respect to which such deduction and withholding was made by the Surviving Corporation. Parent, the Paying Agent or the Depositary, as the case may be.

(i) Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement, dated November 3, 2010, by and among the Company, the Depositary and all holders and beneficial owners of the ADSs issued thereunder (as may be amended or restated from time to time, the “Deposit Agreement”) in accordance with its terms.

(j) No Liability. None of the Surviving Corporation, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares (including Shares represented by ADSs) for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(k) Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares and the ADSs for the purposes of Section 238(8) of the Cayman Companies Law.

(l) No Further Dividends. No dividends or other distributions with respect to the share capital of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificates.

Section 3.03. Company Options.

(a) Treatment of Company Options. As of the Effective Time, the Company shall (i) terminate the Company’s 2009 Share Incentive Plan and the Company’s 2010 Share Incentive Plan (together, the “Company Incentive Plans”) and any relevant award agreements entered into under the Company Incentive Plans, and (ii) cancel each option to purchase Shares (a “Company Option”) pursuant to the Company Incentive Plans that is then outstanding and unexercised, whether or not vested. Each former holder of Vested Company Options shall, in exchange thereof, be paid by the Surviving Corporation as promptly as practicable after the Effective Time, a cash amount equal to (i) the total number of Shares subject to such Vested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Per Share Merger Consideration over (y) the exercise price payable per Share previously issuable under such Vested Company Option, without interest; provided, for the avoidance of doubt, that if the exercise price payable per Share issuable under such Vested Company Option is equal to or greater than the Per Share Merger Consideration, the former holder of such Vested Company Option shall not be entitled to any payment with respect thereto. For the avoidance of doubt, Section 3.02(h) shall apply to the foregoing right to receive any cash amount under this Section 3.03(a). No former holder of any Unvested Company Options shall be entitled to any payment with respect thereto.

(b) Corporate Action. At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall use commercially reasonable efforts to pass any resolutions and take any actions which are necessary to effectuate the provisions of Section 3.03(a). The Company shall (i) terminate any relevant award agreements applicable to the Company Incentive Plans as of the Effective Time, and (ii) take all commercially reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation to any Person pursuant to the Company Incentive Plans or in settlement of Company Options.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, (a) except as set forth in the corresponding sections of the Company Disclosure Schedule, it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent, (b) except as disclosed in the Company SEC Reports filed prior to the date of this Agreement (and then (i) only to the extent reasonably apparent in the Company SEC Reports that such disclosed item is an event, item or occurrence that would otherwise constitute a breach of a representation or warranty set forth in this Article IV and (ii) excluding any “risk factor” disclosure or any other disclosure that is cautionary, predictive or forward-looking) and (c) except any information that would cause one or more of the representations and warranties contained in this Article IV to be untrue or incorrect which information is Known to Parent prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01. Organization and Qualification; Subsidiaries.

(a) Each of the Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or other legal entity to do business and is in good standing in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(b) A true and complete list of all Subsidiaries of the Company, identifying the jurisdiction of incorporation or organization of each such Subsidiary, the percentage of the outstanding share capital or other equity interests of, or other interest in, each such Subsidiary owned or held by the Company and each of its other Subsidiaries is set forth in Section 4.01(b) of the Company Disclosure Schedule. Except as set forth in Section 4.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, or otherwise control any corporation, partnership, joint venture or other business association or entity.

Section 4.02. Memorandum and Articles of Association. The Company has furnished or otherwise made available to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. All such memorandum and articles of association or equivalent organizational documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents, as applicable.

Section 4.03. Capitalization.

(a) As of the date of this Agreement, the authorized share capital of the Company consists of 5,000,000,000 Shares of a par value of US$0.01 each. As of the date of this Agreement, (i) 2,198,845,700 Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, (ii) 223,721,201 Shares are reserved for future issuance pursuant to outstanding Company Options, and (iii) no Shares are held in the treasury of the Company.

(b) Section 4.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the recipient; (ii) the number of Shares subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the applicable vesting schedule; (vi) the date on which such Company Option expires; and (vii) whether the exercisability of or right to repurchase such Company Option will be accelerated in any way by the Merger and the extent of such acceleration. Each grant of Company Options was properly approved by the Company Board (or a duly authorized committee thereof) in compliance in all material respects with all applicable Laws, all of the terms and conditions of the Company Incentive Plans and the rules and regulations of NASDAQ.

(c) Other than the Company Options set forth on Section 4.03(b) of the Company Disclosure Schedule, there are no options, warrants, convertible debt, other convertible instruments or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares or other securities of, or other equity interests in, the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of or equity interests in the Company or any of its Subsidiaries and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of or other equity interests in the Company or any of its Subsidiaries. No bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(d) The outstanding share capital or registered capital, as the case may be, of each Subsidiary is (i) duly authorized, validly issued, fully paid and non-assessable, (ii) owned by the Company or another of its wholly owned Subsidiaries free and clear of all Encumbrances (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share capital or registered capital.

Section 4.04. Authority Relative to This Agreement; Fairness.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, obtaining the Company Shareholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified, has: (i) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, including the Merger; (ii) determined that this Agreement, the Plan of Merger and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, the Company and its shareholders (other than holders of Rollover Shares); (iii) subject to the terms and conditions of this Agreement, resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and Transactions, including the Merger, and directed that this Agreement, the Plan of Merger and Transactions, including the Merger, be submitted for authorization and approval, by the shareholders of the Company at the Company Shareholders’ Meeting; and (iv) taken all such actions as may be required to effect the Transactions, including obtaining any necessary consents in respect of the Company Incentive Plans.

(c) The only vote of the holders of any class or series of share capital of the Company necessary to authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger, is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting (the “Required Company Vote”).

Section 4.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other Transactions will not (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries; (ii) assuming receipt of the Company Shareholder Approval and all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract or Company Permit or other instrument or obligation to which the Company of any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b) Other than (i) filings and/or notices required for compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (ii) compliance with the applicable requirements of the Securities Act, (iii) compliance with the rules and regulations of NASDAQ, (iv) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (v) as required in connection with the Financing or as a result of the identity of, or facts or circumstances related to, the Parent or any of its Affiliates (other than the Company and its Subsidiaries) and (vi) the AML Filing, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions, except for those that the failure to make or obtain would not have a Company Material Adverse Effect.

Section 4.06. Permits; Compliance.

(a) (i) The business of each of the Company and its Subsidiaries is, and since April 1, 2010, has been, conducted in compliance in all material respects with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound and no notice or communication has been received by the Company or any of its Subsidiaries with respect to any non-compliance with applicable Laws, (ii) the Company is in material compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and its Subsidiaries is in possession of all material Company Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) each of the Company and its Subsidiaries is in compliance in all material respects with the terms of such Company Permits, (v) no such Company Permit shall cease to be effective as a result of the Transactions, (vi) no suspension or cancellations of any such Company Permit is pending or, to the Company’s Knowledge, threatened and (vii) each such Company Permit is valid and in full force and effect, except, in case of each of the clauses (i) to (vii) above, as would not have a Company Material Adverse Effect. Without limiting the generality of the foregoing, all material permits, licenses, approvals, filings and registrations and other requisite formalities with Governmental Authorities in the PRC that are required to be obtained or made in respect of any Subsidiary of the Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including but not limited to registrations with the Ministry of Commerce, State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable Laws of the PRC, other than as would not have a Company Material Adverse Effect. Each Subsidiary of the Company that is organized in the PRC has complied, in all material respects, with all applicable Laws of the PRC regarding the contribution and payment of its registered capital, other than as would not have a Company Material Adverse Effect.

(b) Except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any agent, or any other person acting for or on behalf of the Company or any Subsidiary (each, a “Company Affiliate”) has (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law, (ii) offered, paid, promised to pay, or authorized any unlawful payment or transfer of money or anything else of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), or to any candidate for political office (each, a “Government Official”) for the purpose of (1) unlawfully influencing any act or decision of such Government Official in his official capacity, (2) unlawfully inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) unlawfully securing any improper advantage, or (4) unlawfully inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company, any of its Subsidiaries or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person, (iii) taken any action or failed to take any action that, directly or indirectly, would otherwise constitute a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, or any other applicable anti-bribery or anti-corruption law, or (iv) taking any action or failed to take any action that, directly or indirectly, would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with the Company or any of its Subsidiaries, in order to unlawfully induce such person to act against the interest of his or her employer or principal.

(c) Except as would not have a Company Material Adverse Effect, to the Company’s Knowledge, each holder or beneficial owner of Shares and/or Company Options who is a PRC resident and subject to any of the registration or reporting requirements of SAFE Circular 75, SAFE Circular 78 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”), has complied, in all material respects, with such reporting and/or registration requirements under the SAFE Rules and

Regulations with respect to its investment in the Company. Except as would not have a Company Material Adverse Effect, neither the Company nor, to the Company’s Knowledge, any such holder or beneficial owner has received any inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations.

Section 4.07. SEC Filings; Financial Statements.

(a) The Company has filed or furnished (as applicable) all forms, reports, statements, schedules and other documents required to be filed or furnished by it with the SEC since October 8, 2010 (together with any documents so filed or furnished during such period, in each case as may have been amended, the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed or furnished and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder), and any rules and regulations promulgated thereunder applicable to the Company SEC Reports, and (ii) did not, at the time they were filed, or furnished and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to `provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements.

(c) Each of the consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) complies as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto and fairly presents, or, in the case of Company SEC Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of its date and the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of the Company and its Subsidiaries for the periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, none of which has had or will have a Company Material Adverse Effect), in each case in accordance with IFRS (except, in the case of unaudited financial statements, as permitted by the SEC).

(d) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that all information relating to the Company and its Subsidiaries required to be included in reports filed or submitted under the Exchange Act is made known on a timely basis to its chief executive officer and chief financial officer or other persons performing similar functions. Neither the Company, nor, to the Company’s Knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

(e) The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of NASDAQ, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of NASDAQ).

Section 4.08. No Undisclosed Liabilities. None of the Company or any of its Subsidiaries has any Indebtedness, liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for Indebtedness, liabilities or obligations that would be required by IFRS to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than (i) which have not and would not have a Company Material Adverse Effect, (ii) set forth, disclosed, reflected or reserved in the 2013 Balance Sheet (or the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement, (iii) incurred after June 30, 2013, in the ordinary course of business consistent with past practice, or (iv) incurred pursuant to this Agreement or in connection with the Transactions.

Section 4.09. Absence of Certain Changes or Events. Since June 30, 2013, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, except in connection with this Agreement and the Transactions, (b) there has not been (A) any change in the financial condition, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge which has had or is reasonably likely to have a Company Material Adverse Effect; (B) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company); (C) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries; (D) any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) to any material aspect of the method of accounting of the Company or any of its Subsidiaries for Tax purposes; (E)(1) any material increase in the compensation or benefits payable or to become payable to the officers or employees of the Company or any of its Subsidiaries or (2) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company or any of its Subsidiaries, except to the extent required by applicable Law; (F) any amendment to the memorandum and articles of association (or equivalent organizational documents) of the Company or any of its Subsidiaries; (G) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; (H) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or any of its Subsidiaries or any of their property or any part thereof; (I) any redemption, repurchase or other acquisition of Shares or ADSs or any other securities of or equity interests in the Company or any of its Subsidiaries; or (J) any agreement to do any of the foregoing.

Section 4.10. Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries before any Governmental Authority that (i) would, individually or in the aggregate, constitute a Company Material Adverse Effect, (ii) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (iii) prevents, materially delays or materially impedes or, if decided adversely against the Company, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Merger and the other Transactions. Except as would not, individually or in the aggregate, constitute a Company Adverse Effect, none of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Company’s Knowledge, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority.

Section 4.11. Employee Benefit Plans.

(a) All material benefit and compensation plans, agreements, or arrangements, whether written or oral, including, without limitation, plans and agreements to provide severance or fringe benefits, (the “Plans”) covering current or former Service Providers are listed in Section 4.11(a) of the Company Disclosure Schedule. True and complete copies of each Plan (or a summary thereof, if the Plan is not in writing), including all amendments thereto, have been provided or made available to Parent and Merger Sub. Except as disclosed in Section 4.11(a) of the Company Disclosure Schedule: (i) neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan; and (ii) since April 1, 2010, there has been no material change, amendment, modification to, or adoption of, any Plan.

(b) Except as otherwise specifically provided in this Agreement regarding the Company Options, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c) There is no material Order outstanding or, to the Company’s Knowledge, threatened against the Plans. Each document prepared in connection with a Plan complies with applicable Law in all material respects. Each Plan has been operated in accordance with its terms, applicable Law in all material respects, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, in all materials respects. To the Company’s Knowledge, no circumstance, fact or event exists that could result in any material default under or violation of any Plan, and no Action is pending or threatened with respect to any Plan.

(d) The Company is not obligated, pursuant to any of the Plans or otherwise, to grant any options to purchase Shares to any Service Provider after the date hereof.

(e) To the Company’s Knowledge, the fair market value of the assets of each funded Plan, the liability of each insurer for any Plan funded through insurance or the book reserve established for any Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Plan, and, to the Company’s Knowledge, no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations.

Section 4.12. Labor and Employment Matters.

(a) Except as would not have a Company Material Adverse Effect, there is no material controversy pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by any of their respective employees. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining, trade union or works council agreement or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of the Company any of its Subsidiaries. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there is no organized strike, slowdown, work stoppage or lockout, or similar activity or, to the Knowledge of the Company, threat thereof, by or with respect to any employee of the Company or any of its Subsidiaries.

(b) Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining, trade union or works council agreement or other labor union contract, and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement or contract; and (ii) there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority or any current union representation questions involving employees of the Company or any of its Subsidiaries. The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council, or any other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes, and (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any Person.

Section 4.13. Real Property; Title to Assets.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth the address and description of all Owned Real Property, including, without limitation, the particulars and the issue date of the State-owned Land Use Certificate and Building Ownership Certificate for each Owned Real Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to each Owned Real Property: (i) the Company or its applicable Subsidiary has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances, (ii) the Company or its applicable Subsidiary is the only party in possession of such Owned Real Property, (iii) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, and (iv) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries is a party to any Contract, agreement or option to purchase any material real property or interest therein.

(b) Section 4.13(b) of the Company Disclosure Schedule sets forth the address of each Leased Real Property. The Company has made available to Parent true, correct and complete copies of all leases, subleases and other agreements (collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to each Real Property Lease (i) such Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, (ii) the Company or its applicable Subsidiary has a good and valid leasehold interest in the Leased Real Property under such Real Property Lease, free and clear of all Encumbrances, except Permitted Encumbrances, (iii) possession and quiet enjoyment of the Leased Real Property under such Real Property Lease by the Company or its applicable Subsidiary has not been disturbed and, to the Company’s Knowledge, there are no disputes with respect to such Real Property Lease, and (iv) the Company or its applicable Subsidiary is not and, to the Company’s Knowledge, no other party to such Real Property Lease is, in breach or default under such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease.

(c) The Owned Real Property identified in Section 4.13(a) of the Company Disclosure Schedule and the Leased Real Property identified in Section 4.13(b) of the Company Disclosure Schedule (collectively, the “Company Real Property”) comprise all of the material real property used or intended to be used in, or otherwise related to, the business of the Company and its Subsidiaries. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and, to the Knowledge of the Company, there are no such proceedings threatened, affecting any portion of the Company Real Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of the existence of any outstanding Order or of any pending Action and, to the Knowledge of the Company, there is no such Order or Action, relating to the ownership, lease, use, occupancy or operation by any person of the Company Real Property.

(d) To the knowledge of the Company and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Company Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the Company and its Subsidiaries, (ii) there are no structural deficiencies or latent defects affecting any of the Improvements, and (iii) there are no facts or conditions affecting any of the Improvements which would materially interfere with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the Company and its Subsidiaries.

(e) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets necessary to conduct their respective businesses as currently conducted (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the material machinery, equipment and other tangible personal property and assets owned or used by the Company and its Subsidiaries are (i) usable in the ordinary course of business and are adequate and suitable for the uses to which they are being put, and (ii) are in good and working order, reasonable wear and tear and immaterial defects excepted.

Section 4.14. Intellectual Property.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company or a Subsidiary thereof exclusively owns all right, title and interest in and to the Owned Intellectual Property, free and clear of all Encumbrances (except for Permitted Encumbrances), and is entitled to use such Owned Intellectual Property to conduct the business of the Company or its Subsidiaries as it is currently conducted. The Company and each Subsidiary of the Company has valid and enforceable rights to use all other Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted, free and clear of all Encumbrances (except for Permitted Encumbrances) (together with the Owned Intellectual Property, the “Company Intellectual Property”).

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any Intellectual Property rights of any Person; provided, that, this representation shall be subject to the Knowledge of the Company with respect to patent rights of any Person. To the Knowledge of the Company, no third party is currently infringing, diluting or misappropriating the Owned Intellectual Property in any material respect.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all of the Company Intellectual Property is valid and enforceable. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened, Actions by any Person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property. To the Knowledge of the Company, no loss or expiration of any of the Company Intellectual Property is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms.

(d) To the Knowledge of the Company, the Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each material item of Owned Intellectual Property.

Section 4.15. Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, correct, and complete in all material respects.

(b) All Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid. The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of June 30, 2013, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the 2013 Balance Sheet (rather than in any notes thereto), and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date. Neither the Company nor any of its Subsidiaries has incurred any material liability for

Taxes since June 30, 2013 other than in the ordinary course of business consistent with past practice. There are no Tax liens on the assets of the Company or any of its Subsidiaries other than for Taxes not yet due and payable.

(c) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any Tax, except for the failure to so provide or execute would not have a Company Material Adverse Effect, and to the Knowledge of the Company, there has been no written request by a Governmental Authority to execute such a waiver or extension. To the Knowledge of the Company, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has been notified in writing of any request for, or threat of, such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(e) Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authority, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. No written submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. To the Knowledge of the Company, no suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or threatened. The Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments, except for any preferential Tax treatment as to which the Transactions have any adverse effect or will result in claw-back would not have a Company Material Adverse Effect.

Section 4.16. Environmental Matters. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are now and have been in compliance in all material respects with all applicable Environmental Laws; (ii) the Company and each of its Subsidiaries have obtained and possess and are now and have been in compliance in all material respects with all permits, licenses and other authorizations necessary to operate the business as currently operated under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect; and (iii) no property currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law, which remains unresolved. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. As used herein, the term “Environmental Law” means any applicable foreign, federal, state, local, provincial or national Law relating to: (A) the protection of health, safety or the environment or (B) the manufacture, handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

Section 4.17. Material Contracts.

(a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports filed prior to the date of this Agreement, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii) any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to material Indebtedness (other than any Indebtedness solely between the Company and any of its Subsidiaries);

(iii) any material joint venture contracts, strategic cooperation, partnership arrangements or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party;

(iv) any Contract that limits in any material respect the ability of the Company or any of its Subsidiaries or any of their respective employees to compete in any material line of business or with any Person or entity or in any geographic area or during any period of time in a manner that is material to the Company and its Subsidiaries, taken as a whole;

(v) any material Contract entered into after June 30, 2011 or not yet consummated, for the acquisition or disposition, directly or indirectly (including by merger, consolidation, combination or amalgamation) of assets (other than assets purchased pursuant to capital expenditures) or share capital or other equity interests of another Person;

(vi) any Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand, that involves payments, taken as whole, that is material to the Company and its Subsidiaries;

(vii) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act;

(viii) any Contract (other than Contracts granting Company Options) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Merger where (A) such Contract requires any payment, taken as whole, that is material to the Company and its Subsidiaries or (B) the value of the outstanding receivables due to the Company and its Subsidiaries under such Contract, taken as whole, that is material to the Company and its Subsidiaries; and

(ix) any other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company and its Subsidiaries, taken as a whole, or the conduct of their respective businesses, or the absence of which would have a Company Material Adverse Effect.

Each such Contract described in clauses (i) through (ix) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a “Material Contract”.

(b) As of the date of this Agreement, except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) to the Company’s Knowledge, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.18. Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as would not have a Company Material Adverse Effect, all such policies, programs and arrangements are in full force and effect and are of the type and in amounts customarily carried by Persons conducting businesses similar to the Company in the PRC. Except as would not have a Company Material Adverse Effect, the Company has no reason to believe that it or any of its Subsidiaries will not be able (a) to renew its existing insurance coverage as and when such policies expire or (b) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries (a) knows of any written threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies or (b) has been denied any insurance coverage which it has sought or for which it has applied.

Section 4.19. Interested Party Transactions. None of the directors or officers of the Company, individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, or immediate family members of any of the foregoing Persons (i) has, directly or indirectly, a material economic interest in any Person that (A) furnishes or sells material value of services or products that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, or (B) is otherwise engaged in business that directly competes with that of the Company or any of its Subsidiaries, (ii) has, directly or indirectly, a material economic interest in any Person that purchases from or sells or furnishes to the Company or any of its Subsidiaries any material value of goods or services, (iii) has, directly or indirectly, a beneficial interest in any Material Contract, (iv) has, directly or indirectly, any material contractual or other arrangement with the Company or any of its Subsidiaries (other than employment relationship or serving as a director or consultant), (v) received any payment or other benefit from the Company or any of its Subsidiaries (except for payments and benefits received in connection with such Person’s employment or serving as a director or consultant), or (vi) advanced or owed any material amount of money to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company.

Section 4.20. Opinion of Financial Advisor. The Special Committee has received the written opinion of Duff & Phelps, LLC, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares) and the Per ADS Merger Consideration to be received by holders of ADSs (other than ADSs representing the Excluded Shares) pursuant to this Agreement are fair, from a financial point of view, to such holders and a copy of such opinion will as promptly as practicable be provided to Parent, solely for informational purposes, following receipt thereof by the Special Committee. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub or any of their respective Affiliates or Representatives.

Section 4.21. Brokers. No broker, finder or investment banker (other than Duff & Phelps, LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a correct and complete copy of all agreements between the Company and Duff & Phelps, LLC pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 4.22. Takeover Statute. The Company is not a party to any shareholder rights plan or “poison pill” agreement. Assuming the representations and warranties of Parent and Merger Sub contained in Sections 5.01, 5.02 and 5.05 are true and correct, no “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the ADSs, the Merger or the other Transactions.

Section 4.23. No Additional Representations. Except for the representations and warranties made by the Company in ARTICLE IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in ARTICLE IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01. Corporate Organization. Parent is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and Merger Sub is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and each of Parent and Merger Sub has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

Section 5.02. Memorandum and Articles of Incorporation. The memorandum and articles of association of each of Parent and the Merger Sub are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association.

Section 5.03. Capitalization.

(a) The authorized share capital of Parent consists of 500,000,000 Parent Ordinary Shares. As of the date of this Agreement, one Parent Ordinary Share is issued and outstanding, duly authorized, validly issued, fully paid and non-assessable, and held directly by Holdco. Except as set forth in the Rollover Agreement, the Additional Rollover Agreements (if any), the Equity Commitment Letter, the Debt Financing and/or the Alternative Debt Financing, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of, or other equity interests in, Parent or Merger

Sub. All Parent Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b) The authorized share capital of Merger Sub consists of 500,000,000 ordinary shares, par value US$0.0001 per share. As of the date of this Agreement, one ordinary share of Merger Sub is issued and outstanding, duly authorized, validly issued, fully paid and non-assessable, and held directly by Parent. The outstanding share capital of Merger Sub is owned by Parent free and clear of all Encumbrances, except pursuant to the Debt Financing and/or the Alternative Debt Financing and except where failure to own such shares free and clear would not, individually or in the aggregate, materially adversely affect Parent’s ability to consummate the Transactions.

Section 5.04. Authority Relative to This Agreement.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transactions. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid, legal and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Parent Board, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the Parent Board, the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub to effect the Transactions, including having (i) approved and declared advisable this Agreement, the Merger and the other Transactions and (ii) declared that it is in the best interest of the shareholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

Section 5.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not and the performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other Transactions will not (i) conflict with or violate the memorandum and articles of association or equivalent organizational documents of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b), have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which are not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

(b) Other than (i) the filings and/or notices pursuant to Section 13 of the Exchange Act (including the joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, and the filing of a Schedule 13D with the SEC), (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation and (iv) the AML Filing, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

Section 5.06. Absence of Litigation. As of the date hereof, there is no material Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order. As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or the other Transactions.

Section 5.07. Operations of Merger Sub. Merger Sub, as a direct, wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other Transactions.

Section 5.08. Available Funds and Financing. Parent has delivered to the Company true and complete copies of (i) a facility agreement, dated as of July 30, 2014 (the “Facility Agreement”), among Holdco, Parent, Merger Sub and China Minsheng Banking Corp., Ltd., Hong Kong Branch (the “Lender”), pursuant to which the Lender has agreed, subject to the terms and conditions therein, to provide debt financing to Merger Sub in the aggregate amount set forth therein (the “Debt Financing”), (ii) an equity commitment letter, dated as of July 30, 2014 (the “Equity Commitment Letter”), from Yiheng Capital, LLC (the “Sponsor”), pursuant to which the

Sponsor has committed, subject to the terms and conditions therein, to purchase, or cause the purchase of, equity securities of Holdco up to the amount, in cash, set forth therein (the “Equity Financing”), and (iii) the Rollover Agreement (together with the Facility Agreement and the Equity Commitment Letter, the “Financing Commitments”) pursuant to which the Rollover Shareholders have committed, subject to the terms and conditions therein, to subscribe for equity securities of Holdco immediately prior to the Effective Time, and agreed to the cancellation of the number of Shares held by each of them as set forth therein (together with the Debt Financing and the Equity Financing, the “Financing”), which shall be used to finance the consummation of the Merger and the other Transactions. Assuming (i) the Financing is funded in full in accordance with the Financing Commitments, and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.02(a) and Section 8.02(b) or the waiver of such conditions, Parent and Merger Sub will have available to them, as of the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions and to pay all related fees and expenses. As of the date hereof, the Financing Commitments are in full force and effect and are legal, valid and binding obligations of Parent and/or Merger Sub (subject to the Bankruptcy and Equity Exception) and, to the Knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the date hereof, no event has occurred which, to the Knowledge of Parent, would, with or without notice, lapse of time or both, allow the rescission, termination or withdrawing of the obligations and commitments or would constitute a default or breach on the part of Parent or Merger Sub or any other parties thereto, under the Financing Commitments and which, in the case of the Facility Agreement, would permit the Lender to, in accordance with the terms and conditions thereof, not fund the full amount of the Debt Financing; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE IV. As of the date hereof, there are no side letters or other oral or written Contracts (including any other conditions precedent), in each case, to which Parent or Merger Sub is a party and related to the funding of the full amount of the Financing other than (i) as expressly set forth in the Financing Commitments, (ii) any customary engagement letter(s) and non-disclosure agreement(s) (complete copies of which have been provided to the Company), and (iii) any other agreements that do not impact the conditionality or amount of the Financing. For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing.

Section 5.09. Limited Guarantees. Concurrently with the execution of this Agreement, each Guarantor has delivered to the Company a duly executed Limited Guarantee. Assuming the due authorization, execution and delivery by the Company, each of the Limited Guarantees is in full force and effect and is a legal, valid, enforceable and binding obligation of the corresponding Guarantor (subject to the Bankruptcy and Equity Exception), and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of a Guarantor under the corresponding Limited Guarantee.

Section 5.10. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.11. Solvency. On and as of the Effective Time, and after giving effect to the Transactions, Parent, the Surviving Corporation and the Surviving Corporation’s Subsidiaries, taken as a whole will be Solvent.

Section 5.12. Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub or their respective Affiliates and Representatives. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.13. Buyer Group Contracts. Parent has delivered to the Company true, correct and complete copies of the Buyer Group Contracts, including the Rollover Agreement, which sets forth in Schedule A thereto a complete list of the Rollover Shareholders as of the date of this Agreement. As of the date of this Agreement, other than the Buyer Group Contracts, there are no (a) side letters or other oral or written Contracts relating to the transactions contemplated by this Agreement between the two or more members of the Buyer Group Parties, (b) oral or written Contracts between Parent, Merger Sub or any of their respective Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the Transactions, or (c) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.14. No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this ARTICLE V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01. Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except (i) as set forth in Section 6.01(a) of the Company Disclosure Schedule, (ii) as expressly contemplated or permitted by any other provision of this Agreement or required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the businesses of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and in a manner consistent with past practice and, to the extent consistent therewith, the Company and each of its Subsidiaries shall use their commercially reasonable best efforts to (A) preserve substantially intact their existing assets, (B) preserve substantially intact their business organization, (C) keep available the services of their current officers and key employees of the Company and its Subsidiaries and material consultants and (D) maintain and preserve intact their current relationships with customers, suppliers, distributors, creditors, and other Persons with which the Company or any of its Subsidiaries has significant business relations as of the date hereof.

(b) By way of amplification and not limitation, except as set forth in Section 6.01(a) of the Company Disclosure Schedule, as required by applicable Law, as expressly contemplated or permitted by any other provision of this Agreement or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company will not and will not permit its Subsidiaries to (it being understood that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 6.01(a)):

(i) amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(ii) (A) issue, sell, pledge, terminate, transfer or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the issuance, sale, pledge, termination or disposition of, or granting or placing of an Encumbrance on, any share capital or other ownership interests, of the Company or any of its Subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries (except for the issuance of up to a maximum of 223,721,201 Shares issuable pursuant to the Company Incentive Plans and only in the event of the exercise of a Company Option issued prior to the date hereof, the transfer or other disposition of securities between or among the Company and its Subsidiaries or pursuant to any Contract in effect on the date of this Agreement);

(iii) (A) sell, pledge or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of an Encumbrance on, any material assets of the Company or any of its Subsidiaries, except (x) in the ordinary course of business and in a manner consistent with past practice or (y) if not in the ordinary course of business and in a manner consistent with past practice, with a value or purchase price (including the value of assumed liabilities) not in excess of US$200,000 in any transaction or related series of transactions or acquisitions;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly owned Subsidiaries to the Company or any of its other wholly owned Subsidiaries;

(v) adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or other rights exchangeable into or convertible or exercisable for any of its share capital;

(vi) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its Subsidiaries, or create any new Subsidiary;

(vii) (A) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, property or securities with a value in excess of US$200,000 in any transaction or series of related transactions; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person except for Indebtedness incurred in the ordinary course of business and in an amount not to exceed US$200,000 in the aggregate, including, without limitation, any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs; (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$500,000 or capital expenditures which are, in the aggregate, in excess of US$1,000,000 for the Company and its Subsidiaries taken as a whole; or (D) enter into or amend any Contract with respect to any matter set forth in this Section 6.01(b)(vii);

(viii) engage in the conduct of any new line of business outside of its existing business segments;

(ix) make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(x) commence or settle any Action, other than settlements (A) in the ordinary course of business and consistent with past practice, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$200,000, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xi) enter into, amend, modify, consent to the termination of, or waive any material rights under any Material Contract, other than in the ordinary course of business and consistent with past practice;

(xii) make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xiii) (A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Company Intellectual Property; or (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any material Company Intellectual Property, except non-exclusive licenses in the ordinary course of business consistent with past practice or pursuant to existing Contracts or commitments;

(xiv) except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as otherwise required by applicable Law or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any officer or director of the Company or any of its Subsidiaries whose annual salary exceeds US$90,000, (B) grant or provide any severance or termination payments or benefits to any Service Provider, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any Service Provider, (D) establish, adopt, amend or terminate any Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Plan, to the extent not already required in any such Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by IFRS, (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries, or (H) issue or grant any Share, Company Option or other instrument representing or convertible into equity of the Company to any person under the Company Incentive Plans;

(xv) enter into any Contract with any of the directors or officers of the Company, individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, or immediate family members of any of the foregoing Persons;

(xvi) fail to make in a timely manner any material filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xvii) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(xviii) enter into, or propose to enter into, any transaction involving any earn-out, instalment or similar payment payable by the Company or any of its Subsidiaries, to any Person, other than payments in connection with purchases of plant, equipment, computers or supplies in the ordinary course of business; or

(xix) (i) take any action, or omit to take any action, that would result a breach of any covenants with respect to the Company and its Subsidiaries set forth in the Facility Agreement (whether financial or otherwise) (or the Alternative Facility Agreement, if applicable), which would result in a default under the Facility Agreement (or the Alternative Facility Agreement, if applicable), (ii) take any action, or omit to take any action, that would result in a breach of any of the representations and warranties with respect to the Company and its Subsidiaries set forth in the Facility Agreement (or the Alternative Facility Agreement, if applicable), which would result in a default under the Facility Agreement (or the Alternative Facility Agreement, if applicable) or (iii) take any other action, or omit to take any other action, which would result in a default under the Facility Agreement (or the Alternative Facility Agreement, if applicable); in each of the cases of (i), (ii) and (iii), as if the Company and its Subsidiaries were subject to the provisions of the Facility Agreement (or the Alternative Facility Agreement, if applicable) as of the date hereof; or

(xx) agree, authorize, commit, announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

(c) In addition, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company and its Subsidiaries shall (i) prepare and timely file all Tax Returns required to be filed, (ii) timely pay all Taxes shown to be due and payable on such Tax Returns, and (iii) as promptly as practicable, notify Parent of any written notice that the Company or any of its Subsidiaries receives of any suit, claim, action, investigation, audit or proceeding in respect of any Tax matters (or any significant developments with respect to ongoing suits, claims, actions, investigations, audits or proceedings in respect of such Tax matters).

Section 6.02. Conduct of Business by Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not (a) take any action or fail to take any action that is intended to or would reasonably be likely to result in any of the conditions in effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement.

Section 6.03. No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01. Preparation of Proxy Statement and Schedule 13E-3.

(a) As promptly as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be mailed to the shareholders of the Company pursuant to Section 7.01(b). The Company, with the assistance and cooperation of Parent and Merger Sub, shall use its commercially reasonable efforts to cause the Proxy Statement to be filed with the SEC as an exhibit to the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (the “Schedule 13E-3”) as soon as reasonably practicable following the date hereof. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. No filing of or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b) Concurrently with the preparation and filing of the Proxy Statement, Parent, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC, as soon as reasonably practicable following the date hereof, the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to notify the other parties of any comments and to provide the other parties and their respective counsels with copies of any written comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 as promptly as practicable after receipt thereof. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC.

(c) As promptly as reasonably practicable, but in any event no later than five calendar days, after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall mail or cause to be mailed the Proxy Statement and all other proxy materials to the holders of the Shares (including Shares represented by ADSs) and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d) Notwithstanding the forgoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 7.02. Company Shareholders’ Meeting.

(a) Subject to Section 7.03 and Section 9.01, as promptly as reasonably practicable, but in any event no later than five calendar days, after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall in accordance with applicable Law and its memorandum and articles of association take all action necessary to call, give notice of, and convene the Company Shareholders’ Meeting for the purpose of obtaining the Company Shareholder Approval. No later than the thirtieth calendar day after the date on which the notice of the Company Shareholders’ Meeting is issued, the Company shall hold such Company Shareholders’ Meeting in accordance with its memorandum and articles of association; provided, however, for the avoidance of doubt, the Company may adjourn the Company Shareholders’ Meeting for up to thirty calendar days (but in any event no later than the End Date), (i) with the consent of Parent, (ii) if at the time the Company Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders’ Meeting, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting.

(b) As promptly as practicable, but in any event no later than five calendar days, after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders’ Meeting (the “Record Date”), which may be modified by the Company to the extent required by applicable law in the event of any adjournment of the Company Shareholders’ Meeting. As promptly as practicable, but in any event no later than five calendar days, after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall instruct the Depositary to (A) fix the record date established by the Company for the Company Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), subject to any modification required by the preceding sentence, (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.

(c) Subject to Section 7.03, the Company Board shall make the Company Recommendation, shall include the Company Recommendation in the Proxy Statement and shall take all actions necessary in accordance with applicable Law to solicit the Company Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated pursuant to Section 9.01(c)(iii), the obligations of the Company under this Section 7.02 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Competing Transaction or by any Change in the Company Recommendation.

Section 7.03. Competing Transactions.

(a) The Company agrees that from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, neither it nor any of its Subsidiaries nor any of their respective Representatives will, and that it will cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives (including without limitation any investment banker, attorney or account retained by the Company or any of its Subsidiaries, the Company Board or the Special Committee or any of the Company’s Subsidiaries) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including without limitation any proposal or offer to the Company’s shareholders) with respect to, or that may reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with, or provide any non-public information or data concerning the Company or any Subsidiary to, any Person or entity in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction, (iii) agree to, approve, endorse, recommend, execute, enter into or consummate any Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction, or that requires the Company to abandon this Agreement or the Merger or enter into any letter of intent, Contract or commitment contemplating or otherwise relating to any Competing Transaction (other than any Acceptable Confidentiality Agreement), (iv) grant any waiver, amendment or release under any confidentiality, standstill or similar agreement or Takeover Statutes (and the Company shall promptly take all action reasonably necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement), or (v) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing. The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach by the Company of this Section 7.03(a). The Company shall, and shall cause its Subsidiaries and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted prior to the execution of this Agreement by the Company, any of its Subsidiaries or any of their Representatives with respect to a Competing Transaction. Except for any

Acceptable Confidentiality Agreement executed in accordance with Section 7.03(c), the Company shall promptly request each Person that has heretofore executed a confidentiality agreement after September 4, 2013 in connection with such Person’s consideration of acquiring (whether by merger, acquisition of share or assets or otherwise) the Company or any of its Subsidiaries, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement and, if requested by Parent, to use reasonable best efforts to enforce such Person’s obligation to do so.

(b) The Company shall promptly (and in any event within 48 hours) notify Parent in writing, after the receipt by the Company, any or its Subsidiaries or any of their respective Representatives of any proposal, inquiry, offer or request (or any amendment thereto) with respect to a Competing Transaction, including any request for discussions or negotiations and any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries. Such notice shall indicate the identity of the Person making such proposal, inquiry, offer or request and a description of such proposal, inquiry, offer or request, including the terms and conditions (if any) of such proposed Competing Transaction, and the Company shall promptly (and in any event within 48 hours after receipt by the Company) provide to Parent copies of any written materials received by the Company in connection with any of the foregoing. The Company agrees that it shall keep Parent reasonably informed of the status and material details of (including discussions with respect to or amendments or proposed amendments to) (i) any such proposal, inquiry, offer or request and (ii) any information requested of or provided by the Company pursuant to Section 7.03(c). The Company shall provide Parent with at least 48 hours prior notice of any meeting of the Company Board or the Special Committee at which the Company Board or the Special Committee is reasonably expected to consider any proposal, inquiry, offer or request with respect thereto (or any lesser advance notice otherwise provided to members of the Company Board or Special Committee in respect of such meeting).

(c) Notwithstanding anything to the contrary in Section 7.03(a), at any time prior to the receipt of the Company Shareholder Approval, the Company may, subject to compliance with this Section 7.03(c) and acting under the direction of the Company Board, upon the recommendation of the Special Committee, furnish information to, and enter into discussions with, a Person who has made an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from any breach of this Section 7.03 if, prior to furnishing such information and entering into such discussions, the Company Board (after taking into account the recommendation of the Special Committee) has (i) determined, in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and of outside legal counsel) that (A) such proposal or offer constitutes, or may reasonably be expected to lead to, a Superior Proposal and (B) the failure to furnish such information to, or enter into such discussions with, the Person who made such proposal or offer would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, (ii) provided written notice to Parent of its intent to furnish information or enter into discussions with such Person prior to taking any such action, and (iii) obtained from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and, promptly following its execution, delivered to Parent a copy of such Acceptable Confidentiality Agreement.

(d) Except as set forth in Section 7.03(e), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Competing Transaction, (C) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten Business Days after the commencement of such Competing Transaction, (D) fail to include the Company Recommendation in the Proxy Statement, (E) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Competing Transaction (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.03(c)) or (F) take any other action or make any other public statement that is inconsistent with the Company Recommendation (any action described in clauses (A) through (F), a “Change in the Company Recommendation”) or (ii) cause or permit the Company or any of its Subsidiaries to enter into any acquisition agreement, merger agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement) relating to any Competing Transaction (an “Alternative Acquisition Agreement”).

(e) Notwithstanding anything to the contrary contained herein, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (upon the recommendation of the Special Committee) may (x) if an Intervening Event has occurred, effect a Change in the Company Recommendation, or (y) if the Company has received an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from any breach of this Section 7.03, that is not withdrawn and that the Company Board (upon the recommendation of the Special Committee) determines, in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and of outside legal counsel) constitutes a Superior Proposal, effect a Change in the Company Recommendation or authorize the Company to terminate this Agreement pursuant to Section 9.01(c)(iii) to enter into an Alternative Acquisition Agreement; provided, that prior to taking any action contemplated by clause (x) or (y) of this Section 7.03(e), (A) the Company Board (upon the recommendation of the Special Committee) shall have determined in its good faith judgment (after having received the advice of outside legal counsel), that the failure to take such action could reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable law applicable Law, (B) the Company shall have provided written notice to Parent (a “7.03 Notice”) advising Parent that the Company Board is prepared to effect a Change in the Company Recommendation or authorize the Company to terminate this Agreement pursuant to Section 9.01(c)(iii) to enter into an Alternative Acquisition Agreement (as applicable) and (1) in the case of an Intervening Event, providing a reasonably detailed description of the Intervening Event, and (2) in the case of a Competing Transaction, specifying the information required to be included in any notice required to be delivered to Parent under Section 7.03(b), (C) the Company shall have negotiated, and shall have caused its Representatives to negotiate, during the five Business Day period following receipt by Parent of the 7.03 Notice (the “Notice Period”), with Parent and its Representatives in good faith (to the extent that Parent desires to negotiate), to make such adjustments in the terms and conditions of this Agreement, the Financing Commitments and the Alternative Facility Agreement so that (1) in the case of an Intervening Event, such Intervening Event no longer requires a Change in the Company Recommendation or (2) in the case of a Competing Transaction that was determined to constitute a Superior Proposal, such Competing Transaction ceases to constitute a Superior Proposal (provided that any material amendment to the terms of such Competing Transaction during the Notice Period shall require a new 7.03 Notice from the Company with respect to the terms of such amended Competing Transaction and an additional Notice Period that satisfies this Section 7.03(e)), and (D) following the end of the Notice Period, the Company Board (upon the recommendation of the Special Committee) shall have determined in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel) that (1) in the case of an Intervening Event, such Intervening Event continues to necessitate the Change in the Company Recommendation (taking into account all changes proposed by Parent) and (2) in the case of a Competing Transaction that was determined to constitute a Superior Proposal, such Competing Transaction continues to constitute a Superior Proposal (taking into account all changes proposed by Parent).

(f) Nothing contained in this Section 7.03 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 9.01(d) (it being understood that a statement by the Company that describes the Company’s receipt of a Competing Transaction and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change in the Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

Section 7.04. Access to Information; Confidentiality.

(a) Except as otherwise prohibited by applicable Law or the terms of any Contract to which the Company or any of its Subsidiaries is subject (provided, that the Company shall use its reasonable best efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request.

(b) All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential and used by the recipient only in connection with the Transactions.

(c) No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05. Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties. The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b) From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the current or former directors, officers or employees of the Company or any Subsidiaries (the “Indemnified Parties”) against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such Subsidiary or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including (X) the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions; and (Y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) covering each Indemnified Party by the Company’s officers’ and directors’

liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six (6) years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may and, at Parent’s request, the Company shall purchase a six (6) year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 7.05(c) shall terminate.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 7.05 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e) The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(f) The agreements and covenants contained in this Section 7.05 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.05 is not prior to or in substitution for any such claims under any such policies.

Section 7.06. Stock Exchange Delisting. Parent shall use commercially reasonable efforts to cause the Shares and the ADSs to be (i) de-listed from NASDAQ as promptly as practicable after the Effective Time and (ii) the Company de-registered under the Exchange Act as promptly as practicable after such de-listing.

Section 7.07. Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall each use its reasonable best efforts to consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions; provided, however, the Company shall not be required to consult with Parent with respect to any press release or public statement regarding an Intervening Event, Competing Transaction, Superior Proposal or any action taken by the Company, the Company Board or the Special Committee permitted under Section 7.03; provided, further, that this Section 7.07 shall terminate upon a Change in the Company Recommendation.

Section 7.08. Notification of Certain Matters.

(a) Subject to applicable Law, from the date of hereof until the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence, or non-occurrence, of any event which could reasonably be expected (i) to cause any condition to the obligation of any party to effect the Transactions not to be satisfied, or (ii) individually or in the aggregate, to have a Company Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 7.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b) Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any written notice or other written communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (ii) any Action commenced or, to its knowledge, threatened in writing, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to ARTICLE IV or ARTICLE V, as applicable, or which relates to the consummation of the Transactions.

Section 7.09. Reasonable Best Efforts; Further Action.

(a) Subject to applicable Law and the terms and conditions of this Agreement, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to contracts with the Company and the Subsidiaries that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders.

(b) Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal, so long as such actions do not have and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 7.10. Expenses. In the event that the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other Transactions shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

Section 7.11. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other Transactions.

Section 7.12. Resignations. To the extent requested by Parent in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 7.13. Participation in Litigations. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party and/or its directors which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to this Agreement and the Transactions, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld).

Section 7.14. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

Section 7.15. Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) cause the Lender to fund the Debt Financing on the terms and conditions described in the Facility Agreement at or prior to the Effective Time, (ii) maintain in effect the Financing Commitments until the Transactions are consummated, (iii) satisfy on a timely basis all conditions precedent to funding of the Debt Financing applicable to Parent and Merger Sub in the Facility Agreement that are within its control, (iv) enforce its rights under the Rollover Agreement, Additional Rollover Agreements, the Equity Commitment

Letter and the Facility Agreement to the extent necessary to fund the Merger Consideration, and (v) cause the Sponsor to fund the Equity Financing at or prior to the Effective Time; provided, that (i) Parent and Merger Sub may amend or modify the Financing Commitments and/or elect to replace all or any portion thereof; or (ii) in the event that any portion of the Debt Financing becomes unavailable other than due to the material breach of representations and warranties or covenants of the Company or a failure of a condition to be satisfied by the Company after providing notice to the Company and a reasonable opportunity to cure, Parent shall notify the Company and use its reasonable best efforts to arrange alternative financing (the “Alternative Financing”) from alternative sources in an amount sufficient, when added to the portion of the Financing that is available, for Merger Sub and the Surviving Corporation to pay (i) the Exchange Fund, and (ii) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby. Parent shall deliver to the Company as soon as practicable after such execution, a true and complete copy of the definitive agreement pursuant to which the Alternative Financing is committed to be provided (the “Alternative Facility Agreement”) as soon as practicable after execution thereof. To the extent applicable and subject to the terms and conditions of this Agreement, Parent and Merger Sub shall use their respective reasonable best efforts to obtain the Alternative Financing on the terms and conditions described in the Alternative Facility Agreement (including any “market flex” provision). Each of Parent and Merger Sub shall use its reasonable best efforts to (i) maintain in effect the Alternative Facility Agreement, (ii) satisfy on a timely basis all conditions in the Alternative Financing Agreement within its control, and (iii) enforce its rights under the Alternative Facility Agreement to the extent necessary to fund the Merger Consideration. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of Parent’s efforts to arrange any Alternative Financing.

(b) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of, any provision under, the Financing Commitments, or, if applicable, the Alternative Facility Agreement if such amendment or modification or waiver (i) reduces or would reduce the aggregate amount of the Financing and the Alternative Financing or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing or the Alternative Financing, or otherwise expands, amends or modifies any other provisions of the Financing Commitments or, if applicable, the Alternative Facility Agreement in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing or the Alternative Financing at the Effective Time or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Commitments and, if applicable, the Alternative Facility Agreement, in each of clauses (x) and (y) in any material respect. Parent shall not consent to the termination or release of the obligations of the Lender, the Sponsor or any of the Rollover Shareholders under the Financing Commitments (or the Alternative Facility Agreement, if applicable), except for assignments and replacements of an individual lender in connection with the syndication of the Debt Financing or Alterative Financing that are permitted thereunder. Parent shall give the Company notice promptly (i) upon becoming aware of any breach of any material provisions of, or termination by any party to, the Financing Commitments and, if applicable, the Alternative Facility Agreement.

(c) The Company shall, and shall cause each of the Company’s Subsidiaries and each of their respective Representatives to, provide to Parent and Merger Sub all reasonable cooperation requested by Parent or Merger Sub or their respective Representatives in connection with the Debt Financing and/or the Alternative Financing and the Transactions, including, without limitation, (i) participating in meetings, presentations, road shows, due diligence sessions, drafting sessions, sessions with rating agencies and other meetings, including making the Company’s executive officers reasonably available to assist directly with the Lender or the Sponsor, (ii) assisting with the preparation of such materials (which shall include, but shall not be limited to bank information memoranda and information for rating agency presentations) as the Parent or its Representatives may reasonably request in connection with the Debt Financing and/or Alternative Financing, including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and/or the Alternative Financing and delivery of one or more customary representation letters, (iii) executing and delivering any pledge or security documents, currency or interest hedging arrangements or other definitive financing documents conditioned upon Closing or other certificates, legal opinions or documents as may be reasonably requested by Parent or Merger Sub (including a certificate of the chief financial officer of the Company or any borrowing Subsidiary of the Company with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing and/or the Alternative Financing) or otherwise facilitating the pledging of collateral (including delivery of pay-off letters and other cooperation in connection with the payoff of existing Indebtedness and the release of all related Encumbrances), (iv) furnishing Merger Sub and its Debt Financing and/or Alternative Financing sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and its Debt Financing and/or Alternative Financing sources, including, without limitation, all financial statements and projections and other pertinent information required under the Facility Agreement or the Alternative Facility Agreement and all financial statements and financial and non-financial information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and of the type and form customary for the placement, arrangement and/or syndication of loans or distribution of debt contemplated by the Debt Financing and/or the Alternative Financing, (v) cooperating with advisors, consultants and accountants of Parent or its Debt Financing and/or Alternative Financing sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (vi) using reasonable best efforts to obtain accountants’ comfort letters, consents, legal opinions, surveys, title insurance and other documentation and items relating to the Debt Financing and/or Alternative Financing as reasonably requested by Parent or Merger Sub and to arrange discussions among Parent and its Debt Financing sources and/or Alternative Financing Sources with other parties to the Material Contracts, Real Property Lease and Encumbrances, (vii) providing monthly financial statements (excluding footnotes) to the extent the Company customarily prepares such financial statements within the time frame such statements are prepared, (viii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing and/or the Alternative Financing to evaluate the Company and the Company’s Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (vii) entering into one or more credit or other agreements conditioned upon Closing and on terms satisfactory to Parent and Merger Sub in connection with the Debt Financing and/or the Alternative Financing immediately prior to the Effective Time, (viii) at the Company’s option, taking or appointing a representative of Parent to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent or Merger Sub to permit the consummation of the Financing and the direct borrowing or incurrence of all of the proceeds of the Financing, including any high yield debt financing, by the Surviving Corporation or its Subsidiaries following the Effective Time, (xi) taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing and/or the Alternative Financing, including without limitations the execution and delivery of any other certificates, instruments or documents, and to permit the proceeds thereof, together with cash at the Company and its Subsidiaries, to be made available on the Closing Date to consummate the Transactions, and (xii) furnishing Parent, Merger Sub, their respective Representatives and sources of Debt Financing and/or Alternative Financing as promptly as practicable with all documentation and other information reasonably required by Governmental Authorities with respect to the Debt Financing and/or the Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations; provided, that (x) any such requested cooperation does not materially and unreasonably interfere with the ongoing operations of the Company and its Subsidiaries or (y) the Company shall not be required to pay any commitment or other similar fee incur any other liability in connection with the Financing prior to the Effective Time. Other than as expressly contemplated by this Agreement, Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not, prior to the Effective Time, incur any liability to any financing provider or other third party under any financing that Parent or Merger Sub may raise in connection with the Transactions.

(d) No later than five Business Days prior to the Closing Date and at all times until the Effective Time, the Company shall cause (i) one or more of its wholly-owned PRC Subsidiaries established or incorporated in the PRC (“PRC Subsidiaries”) to transfer and deposit cash into one or more specified accounts (each, an “Onshore Bank Designated Account”) held with the Onshore Account Branch referred to in the Facility Agreement (or such other bank or financial institution approved by the Lender as notified by Parent) and standing to the credit of such PRC Subsidiaries and (ii) one or more of its wholly-owned Subsidiaries that are not established or incorporated in the PRC (“Offshore Subsidiaries”) to transfer and deposit cash into one or more specified accounts (each, an “Offshore Bank Designated Account”) held with the Offshore Account Bank referred to in the Facility Agreement and standing to the credit of such Offshore Subsidiaries, and shall do or cause to be done all such other things necessary to ensure, in each of the foregoing cases, such that the aggregate balance standing to the credit of the Onshore Bank Designated Accounts and the Offshore Bank Designated Accounts is not less than RMB100,000,000 (or its equivalent, as determined using the conversion rate described in paragraph (e) of Clause 1.2 (Construction) of the Facility Agreement) until the Effective Time (such amount balance standing to the credit of the Onshore Bank Designated Accounts and the Offshore Bank Designated Accounts meeting the requirements of this provision, the “Onshore Required Balance”).

Section 7.16. No Amendment to Buyer Group Contracts.

(a) Except as contemplated by Section 3.01(f), without the Special Committee’s prior written consent, (i) Parent and Merger Sub shall not, and shall cause the Buyer Group Parties not to, enter into any Contract or amend, modify, waive, withdraw or terminate any Buyer Group Contract (including any Additional Rollover Agreement) in a manner that would result, directly or indirectly, in any of the Rollover Shares ceasing to be treated as Excluded Shares, and (ii) Parent and the Buyer Group Parties, including their respective Affiliates, shall not enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates receives any consideration or other economic value from any Person in connection with the Transactions that is not provided in the Buyer Group Contracts as of the date hereof, including without limitation any carried interest, stock option, stock appreciation right or other forms of equity or quasi-equity right.

(b) Within three Business Days after the execution thereof, Parent and Merger Sub shall provide the Special Committee with a copy of any Contract relating to the Transactions (including any Additional Rollover Agreements) that is entered into after the date hereof and to which a Buyer Group Party is a party. Parent and Merger Sub agree that any action by Buyer Group Parties who are not parties to this Agreement that would constitute a breach of this Section 7.16 if Buyer Group Parties who are not parties to this Agreement were a party to this Agreement for the purposes of this Section 7.16 shall be deemed to be a breach of this Section 7.16.

Section 7.17. No Knowledge of Inaccuracies. Parent shall not have any right to terminate this Agreement under Section 9.01(d)(i) or claim any damage or seek any other remedy at law or in equity for any breach or inaccuracy in the representations and warranties made by the Company in Article IV to the extent any of the Buyer Group Parties has actual knowledge of such inaccuracy at or prior to the execution of this Agreement. As of the date hereof, each of the Consortium Members has reviewed the terms and conditions of this Agreement, including each of the representations and warranties made by the Company in Article IV, and are not aware of any inaccuracy or breach in the representations and warranties made by the Company in Article IV.

Section 7.18. Actions Taken at Direction of Buyer Group Parties. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article IV, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction taken by the Company or any of its Subsidiaries at the direction or action of any Consortium Members (or any Representative thereof) without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

Section 7.19. Anti-Monopoly Filing. Parent and Merger Sub shall procure the applicable Consortium Member(s) to, as soon as reasonably practicable following the date hereof, make or cause to be made the AML Filing. Parent and Merger Sub shall procure the applicable Consortium Member(s) to supply promptly any additional non-privileged information and/or documentary materials that may be requested by MOFCOM and/or any other applicable Governmental Authorities pursuant to applicable PRC anti-monopoly Laws, and coordinate and reasonably cooperate with MOFCOM and/or any other applicable Governmental Authorities in connection with the AML Filing and in connection with resolving any investigations or other inquiries initiated by such Governmental Authorities concerning the Transactions. In addition, Parent and Merger Sub shall procure the applicable Consortium Member(s) to cooperate in good faith with MOFCOM and/or any other applicable Governmental Authorities and use commercially reasonable efforts to undertake promptly any and all actions required to complete the Transactions in accordance with applicable PRC anti-monopoly Laws. Parent and Merger Sub shall, to the extent permitted by applicable Laws, provide to the Company Board as promptly as practicable a copy of the AML Filing, with any confidential information included therein redacted, and any non-confidential information and/or documentary materials delivered to any Consortium Member by any Governmental Authorities in connection with the AML Filing and agree to keep the Company Board reasonably informed of all oral and non-confidential communication with any Governmental Authorities in respect of the AML Filing. The Company agrees to reasonably cooperate with Parent, Merger Sub, any applicable Consortium Member(s), MOFCOM and/or any other applicable Governmental Authorities in connection with the preparation and submission and the approval process in respect of the AML Filing, including by providing any non-privileged information and documentary materials regarding the Company and its Subsidiaries required to be included in the AML Filing or any related communication with MOFCOM and/or any other applicable Governmental Authorities.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01. Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

(c) Anti-Monopoly Approval. MOFCOM has approved the implementation of the Transactions pursuant to the applicable PRC anti-monopoly Laws.

Section 8.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.01, Section 4.02 and Section 4.04 of this Agreement shall be true and correct in all respects, (ii) the representations and warranties of the Company contained in Section 4.03 of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies that do not, individually or in the aggregate, increase the aggregate amount of the Merger Consideration and the amounts payable in respect of Vested Company Options pursuant to Section 3.03(a) by more than US$100,000), and (iii) each of the representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date) except, in the case of clause (iii), where the failure of such representations and warranties of the Company to be so true and correct does not constitute, and would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(d) No Company Material Adverse Effect. Since the date hereof, there shall not have occurred a Company Material Adverse Effect.

(e) Onshore Required Balance. The Company shall have delivered to Parent and Merger Sub, copies of bank statements, in form and substance reasonably satisfactory to Parent, that the aggregate amount standing to the credit of all of the Onshore Bank Designated Accounts and the Offshore Bank Designated Accounts is not less than the Required Balance, which written evidence shall be certified as of the Closing Date as true and correct by the chief financial officer of the Company.

Section 8.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein), in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date) except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the impair the ability of Parent and Merger Sub to consummate the Merger.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04. Frustration of Closing Condition. Neither Parent nor Merger Sub may rely on the failure of the satisfaction of the condition in Section 8.01(c) if such failure was caused by Parent’s or Merger Sub’s failure to perform its obligations pursuant to Section 7.19.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by mutual written consent of Parent and the Company (in the case of the Company, acting with approval of the Company Board upon the recommendation of the Special Committee); or

(b) by either Parent or the Company if:

(i) the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date; or

(ii) any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, the issuance of such final, non-appealable Restraint; or

(iii) the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders’ Meeting or any adjournment thereof; or

(c) by the Company:

(i) upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied and such breach is incapable of being cured or has not been cured within thirty calendar days of the receipt by Parent of written notice thereof from the Company; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 8.02 not being satisfied;

(ii) if (x) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof), (y) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 8.03 have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 8.03 and that the Company is ready, willing and able to consummate the Closing, and (z) Parent and Merger Sub fail to complete the Closing within five Business Days following the date the Closing should have occurred pursuant to Section 2.02;

(iii) if prior to the receipt of the Company Shareholder Approval, (1) the Company Board (upon recommendation of the Special Committee), has authorized the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to clause (y) of Section 7.03(e), and (2) the Company has concurrently with the termination of this Agreement entered into, or immediately after termination of this Agreement, enters into, an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.01(c)(iii) unless the Company has complied in all respects with the requirements of Section 7.03 and Section 9.03(a)(i); or

(d) by Parent:

(i) upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied and such breach is incapable of being cured by the End Date or has not been cured, in the case of a breach of Section 7.03, within 10 calendar days after the Company receives written notice of such breach from Parent, and in the case of any other breach by the Company, within thirty calendar days of the receipt by the Company of written notice thereof from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent contained in this Agreement that would result in the closing conditions set forth in Section 8.03 not being satisfied; or

(ii) if (w) the Company Board shall have made a Change in the Company Recommendation in a manner adverse to Parent, (x) the Company Board approves or recommends any Competing Transaction other than the Merger, (y) the Company or the Company Board, acting upon the recommendation of the Special Committee, shall have publicly announced its intention to do any of the foregoing, or (z) the Company fails to hold the Company Shareholders’ Meeting within ten Business Days prior to the End Date due to a willful or intentional breach by the Company of Section 7.02; provided, that the right to terminate this Agreement under this Section 9.01(d)(ii)(z) shall not be available if Parent or Merger Sub has breached in any material respect its obligations under this Agreement that directly or indirectly caused the failure of the Company to hold the Company Shareholders’ Meeting.

Section 9.02. Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b), Section 9.03 and ARTICLE X which shall remain in full force and effect and (b) nothing in this Section 9.02 or Section 9.03 shall relieve any party from liability for fraud committed prior to such termination or for any intentional breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, however, that the Confidentiality Agreement and the terms of Section 7.04(b), and Section 9.03 shall survive any termination of this Agreement.

Section 9.03. Termination Fees and Expenses.

(a) The Company agrees that:

(i) In the event this Agreement is terminated by the Company pursuant to Section 9.01(c)(iii), the Company shall pay the Termination Fee to Parent or its designee concurrently with or prior to such termination by wire transfer of same day funds to one or more accounts designated by Parent or its designee;

(ii) In the event this Agreement is terminated by Parent pursuant to Section 9.01(d)(i) or Section 9.01(d)(ii), the Company shall pay the Termination Fee to Parent or its designee, but in any event within two Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent or its designee; and

(iii) For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion.

(b) Parent agrees that in the event that this Agreement is terminated by the Company pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), then Parent shall promptly, but in no event later than three Business Days after the date of such termination, pay or cause to be paid to the Company or its designees the Parent Termination Fee by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(c) All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(d) The Company and Parent acknowledge that (i) the agreements contained in this Section 9.03 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.03 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.03, the Parties would not have entered into this Agreement. In the event that any party shall fail to pay the Termination Fee, Parent Termination Fee or any Expenses when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

Section 9.04. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (in the case of the Company, acting with approval of the Company Board upon the recommendation of the Special Committee; in the case of Parent and Merger Sub, acting with the prior written consent of the Sponsor) at any time prior to the Effective Time; provided, however, that, after the Company Shareholder Approval has been obtained, no amendment may be made that under applicable Law or in accordance with the rules of NASDAQ requires further approval by the shareholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05. Waiver. At any time prior to the Effective Time, any party hereto by action taken by or on behalf of their respective Boards of Directors (in the case of the Company, acting with approval of the Company Board upon the recommendation of the Special Committee; in the case of Parent and Merger Sub, acting with the prior written consent of the Sponsor) may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (iii) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.01. Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including ARTICLE II, ARTICLE III, Section 7.04(b), Section 7.05, Section 9.03 and this ARTICLE X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by international overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

Harvest Parent Limited

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town, Grand Cayman KY1-9005

Cayman Islands

Attention: Ms. Na Lai Chiu

Facsimile: +852 3167 7227

with a copy to:

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

Attention: Akiko Mikumo, Esq.

Facsimile: +852 3015 9354

if to the Company:

Unit 1105, The Metropolis Tower

10 Metropolis Drive, Hung Hom

Hong Kong

Attention: Auke Cnossen, CFO

Facsimile: +852 3167 7227

with a copy to:

Akin Gump Strauss Hauer & Feld LLP

Unit 01-04, 28/F Alexandra House

18 Chater Road, Central

Hong Kong

Attention: Gregory Puff, Esq.

Facsimile: +852 3694 3001

Section 10.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04. Entire Agreement; Assignment. This Agreement (including the exhibits and schedules hereto, including the Company Disclosure Schedule), the Rollover Agreement, the Additional Rollover Agreements (if any) and the Limited Guarantees constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), without the prior written consent of the other parties, except that Parent and Merger Sub may assign all or any of their rights and obligations under this Agreement to any Affiliate of Parent; provided, that no such assignment shall relieve the assigning party of its obligations under this Agreement if such assignee does not perform such obligations.

Section 10.05. Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

Section 10.06. Limitations on Liabilities; Specific Performance.

(a) Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent and Merger Sub for monetary damages in connection with this Agreement or the Transactions (including the Financing) shall be limited to the Parent Termination Fee, which shall be the sole and exclusive monetary recovery or award of the Company, the Company Subsidiaries and all members of the Company Group (as defined below) against (A) Parent, Merger Sub or the Guarantors (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of Parent, Merger Sub or the Guarantors, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (all Persons described in clauses (A) to (D), collectively, the “Parent Group”) against the Company Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise).

(b) Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Company for monetary damages in connection with this Agreement or the Transactions shall be limited to the Termination Fee, which shall be the sole and exclusive monetary recovery or award of the Company, its Subsidiaries, the direct or indirect shareholders of the Company or any other Person, or any of their respective Affiliates or Representatives (collectively, the “Company Group”) against the Parent Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise).

(c) Subject to the provisions of this Section 10.06, the parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 10.06, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 10.06. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 10.06. Any decision by the Company to seek specific performance under this Section 10.06 against any Buyer Group Party shall be made upon the recommendation of the Special Committee. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent and/or Merger Sub to cause the Equity Financing to be funded and/or to effect the Closing in accordance with Section 2.02 if the Debt Financing (or, if applicable, Alternative Financing) will not be funded in accordance with its terms at the Closing even if the Equity Financing is funded at the Closing.

(d) Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Sub or the Company from, in the alternative, seeking to terminate this Agreement and collect the Termination Fee or the Parent Termination Fee, as applicable, and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(e) This Section 10.06 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Commitments (including the expiration or termination provisions thereof).

Section 10.07. Governing Law; Dispute Resolution.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares, the rights provided for in Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b) All Actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that serving of process or other papers in connection with any such Action in any manner permitted by Section 10.02 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 10.07(b), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.08. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.08.

Section 10.09. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HARVEST PARENT LIMITED

By	/s/ Na Lai Chiu
Name: Na Lai Chiu
Title: Director

HARVEST MERGER LIMITED

By	/s/ Na Lai Chiu
Name: Na Lai Chiu
Title: Director

LE GAGA HOLDINGS LIMITED

By	/s/ Chung Bong Pang
Name: Chung Bong Pang
Title: Director

Appendix 1

Form of Plan of Merger

PLAN OF MERGER

THIS PLAN OF MERGER is made on                     2014

BETWEEN

(1)	Le Gaga Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company”); and

(2)	Harvest Merger Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (the “Merging Company” and together with the Company, the “Constituent Companies”).

WHEREAS

(A)	The respective boards of directors of the Company and the Merging Company have approved the merger of the Constituent Companies, pursuant to which the Merging Company will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company in the merger (the “Merger”), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated [Date] 2014 between Harvest Parent Limited, the Company and the Merging Company (the “Merger Agreement”) and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Law (as amended) (the “Companies Law”)

(B)	The shareholders of each of the Company and the Merging Company have approved and authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(C)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Law) will be the Surviving Company, which shall continue to be named Le Gaga Holdings Limited.

(c)	The registered office of the Company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of the Merging Company is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. Following the effectiveness of the Merger, the registered office of the Surviving Company will continue to be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d)	Immediately prior to the Effective Date, the authorised share capital of the Company is US$50,000,000 divided into 5,000,000,000 shares each of a nominal or par value US$0.01 per share.

(e)	Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$50,000 divided into 500,000,000 shares each of a nominal or par value US$0.0001 per share.

(f)	On the Effective Date, the authorised share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 shares each of a nominal or par value US$0.0001 per share.

2.2	Effective Date

In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Effective Date”).

2.3	Terms and Conditions; Share Rights

(a)	On the Effective Date, and in accordance with the terms and conditions of the Merger Agreement:

(i)	Each share of par value US$0.0001 of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable share of par value US$0.0001 of the Surviving Company.

(ii)	Each share of par value US$0.01 of the Company, including shares represented by ADSs, issued and outstanding immediately prior to the Effective Date other than Excluded Shares shall be cancelled in exchange for the right to receive US$0.0812 in cash per share without interest (the “Per Share Merger Consideration”);

(iii)	Excluded Shares other than Dissenting Shares shall be cancelled for no consideration or payment in accordance with the Merger Agreement; and

1.	Dissenting Shares shall be cancelled in exchange for payment of the fair value of such shares resulting from the procedure in section 238 of the Companies Law, unless any holder of Dissenting Shares fails to exercise or withdraws or loses its right to dissent from the Merger in which event such shares shall cease to be Dissenting Shares and shall deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Date, the right to receive the Per Share Merger Consideration, without any interest thereon.

(b)	On the Effective Date, the rights and restrictions attaching to the shares in the Surviving Company shall be as set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

(c)	On the Effective Date, the Memorandum and Articles of Association of the Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

(d)	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company on the Effective Date shall be:

(i)	[Director Name] of [Director Address];

(ii)	[Director Name] of [Director Address];

(iii)	[Director Name] of [Director Address];

(iv)	[Director Name] of [Director Address]; and

(v)	[Director Name] of [Director Address].

(b)	[No director of either of the Constituent Companies or the Surviving Company will be paid any amounts or receive any benefits consequent upon the Merger.]

2.5	Secured Creditors

(a)	The Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger other than [provide details], dated as of [Date], (the “Surviving Company Financing”). [Each of [Secured Creditor Name] has consented to the Merger.]

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger other than [provide details], dated as of [Date], (the “Merging Company Financing”). [Each of [Secured Creditor Name] has consented to the Merger.]

3.	VARIATION

3.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the Boards of Directors of both the Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the Boards of Directors of both the Company and the Merging Company to effect in their discretion.

4.	TERMINATION

4.1	At any time prior to the Effective Date, this Plan of Merger may be terminated by the Boards of Directors of both the Company and the Merging Company in accordance with the terms of the Merger Agreement.

5.	COUNTERPARTS

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	GOVERNING LAW

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Harvest Merger Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of Le Gaga Holdings Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

ANNEXURE 1

MERGER AGREEMENT

ANNEXURE 2

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF SURVIVING COMPANY